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                                                                    Exhibit 23.5


                               CONSENT OF KPMG LLP





We consent to the incorporation by reference in this registration statement on Form S-4 of The Titan Corporation of our report dated March 15, 2002, except as to Note 14, which is as of March 21, 2002, with respect to the consolidated balance sheets of GlobalNet, Inc. and subsidiary (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the Form 8-K of The Titan Corporation filed on or about March 25, 2002. We also consent to the reference to our firm under the heading "Experts" in the Proxy Statement/Prospectus.


/s/ KPMG LLP


Chicago, Illinois
March 25, 2002